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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Final Amendment
                                       to
                                  Schedule 14D-1



                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934


                                  SUDBURY, INC.
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                            (Name of Subject Company)

                              I M ACQUISITION CORP.
                              INTERMET CORPORATION
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                                    (Bidder)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    864635206
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                      (CUSIP Number of Class of Securities)



                                Doretha Christoph
                            Vice President - Finance
                              Intermet Corporation
                        5445 Corporate Drive, Suite 200
                              Troy, Michigan 48098
                                 (810) 952-2500

                            -------------------------

              (Address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    Copy to:

                               Janet T. Geldzahler
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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

----------------------------------              -------------------------------
CUSIP No. 864635206                    14D-1           Page 2 of 7 Pages
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                                 FINAL AMENDMENT
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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSONS

                  INTERMET CORPORATION

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                         (b)[_]

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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

              BK
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)                                                      [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

               GEORGIA

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7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,862,599*

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8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                          [_]

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9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            95.4%

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10 TYPE OF REPORTING PERSON

             CO

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_________

*  Subject to confirmation of valid tenders.

----------------------------------              -------------------------------
CUSIP No. 864635206                    14D-1           Page 3 of 7 Pages
----------------------------------              -------------------------------

                                 FINAL AMENDMENT
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSONS

                  I M ACQUISITION CORP.

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                         (b)[_]

-------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

              BK
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)                                                      [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

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7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,862,599*

-------------------------------------------------------------------------------
8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                          [_]

-------------------------------------------------------------------------------
9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            95.4%

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON

             CO

-------------------------------------------------------------------------------


_________

*  Subject to confirmation of valid tenders.

         This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed on November 22, 1996 by I M Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Intermet Corporation, a Georgia corporation, with respect to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Sudbury, Inc., a Delaware corporation, for cash at $12.50 per Share net to the seller.

Item 10.  Additional Information.

         Item 10(f) is hereby supplemented as follows:

         The Offer to which this Statement on Schedule 14D-1 relates terminated at 12:00 midnight, New York City time, on Friday, December 20, 1996. As of that date, 11,862,599 Shares had been tendered, representing approximately 95.4% of the issued and outstanding Shares. Intermet has accepted for payment all validly tendered Shares.

Item 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

         (13) Press Release, dated December 23, 1996.

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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 1996



                                        INTERMET CORPORATION


                                        By: /s/ Doretha Christoph
                                            ---------------------
                                            Doretha Christoph
                                            Vice President - Finance


                                        I M ACQUISITION CORP.


                                        By: /s/ James W. Rydel
                                            -------------------
                                            James W. Rydel
                                            President

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                                INDEX TO EXHIBITS



Exhibit No.     Description

  (13)          Press Release, dated December 23, 1996.